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                                 BUILDNET, INC.
                       4813 EMPEROR BOULEVARD, SUITE 130
                          DURHAM, NORTH CAROLINA 27703


                                                                October 24, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael H. Hurwitz

          Re: BuildNet, Inc.
              Registration Statement on Form S-1 (Reg. No. 333-32808)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of our Registration Statement referenced above. The offering contemplated by this Registration Statement has been terminated due to unfavorable market conditions in our industry, as indicated by the IPO market for comparable companies and by the reductions in the stock prices of comparable public companies over the past few months. In addition, please be advised that BuildNet has not printed or circulated preliminary prospectuses, nor made any offers under the Registration Statement.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Otherwise, please direct all inquiries to Donald R. Reynolds at (919) 781-4000.


                                              Respectfully,

                                              BUILDNET, INC.


                                              /s/ Stephen L. Holcombe
                                              --------------------------------
                                                  Stephen L. Holcombe
                                                  Chief Financial Officer

cc: Donald R. Reynolds, Esq.